UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:    February 29, 2024
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 1.90
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-21829	                                  October 31, 2021

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE     X       DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

BBH Trust
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4. Address of principal executive office (number, street, city, state, zip code):

140 Broadway, New York, NY 10005
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INDEPENDENT ACCOUNTANTS' REPORT

To the Trustees of the BBH Trust:

We have examined management's assertion, included in the accompanying Management's Assertion Regarding BBH Trust's Compliance with Rule 17f-2 Under the Investment Company Act of 1940, that BBH Trust comprised of BBH Select Series - Large Cap Fund, BBH Limited Duration Fund, BBH Partner Fund - International Equity, BBH Intermediate Municipal Bond Fund, BBH Income Fund, BBH U.S. Government Money Market Fund, BBH Partner Fund - Select Short Term Assets, BBH Select Series - Mid Cap Fund, and BBH Partner Fund - Small Cap Equity (collectively, the "Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company
Act of 1940 (the "specified requirements") as of October 31, 2021, with respect to the securities reflected in the investment account of the Funds. The Funds' management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examinationto obtain reasonable assurance about whethermanagement's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management's assertion. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of October 31, 2021, and with respect to agreement of security purchases and sales for the period from July 31, 2021 (date of our last examination) through October 31, 2021 for the BBH Select Series - Large Cap Fund,
BBH Limited Duration Fund, BBH Partner Fund - International Equity,
BBH Intermediate Municipal Bond Fund, BBH Income Fund, BBH U.S. Government Money Market Fund, and BBH Partner Fund - Select Short Term Assets, and for the period from August 31, 2021 (date of our last examination) through October 31, 2021 for the BBH Select Series -
Mid Cap Fund and BBH Partner Fund - Small Cap Equity.

1.	Count and inspection of all securities located in the vault, as applicable, of Brown BrothersHarriman & Co. (the "Custodian") in New York, NY without prior notice of management;

2.	Confirmation of all securities held by institutions in book entry form by The Depository Trust Company, Bank of New York Mellon, various sub-custodians and various agent banks;

3.	Reconciliation of all such securities to the books and records of the Funds' and the Custodian;

4.	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the banks and Custodian's records;

5.	Confirmation of all securities pledged as collateral for futures contracts with brokers; and

6.	Agreement of 9 security purchases and 10 security sales or maturities since our last examination from the books and records of the Funds to broker confirmations. For confirmation not received, we performed alternative procedures.

Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2021, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the BBH Trust and the U.S. Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
December 21, 2021



December 21, 2021

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

Management's Assertion Regarding BBH Trust's Compliance with Rule 17f-2 Under the Investment Company Act of 1940

We, as members of management of BBH Trust comprised of BBH Select Series - Large Cap Fund, BBH Limited Duration Fund, BBH Partner
Fund - International Equity, BBH Intermediate Municipal Bond Fund, BBH Income Fund, BBH U.S. Government Money Market Fund, BBH Partner Fund - Select Short Term Assets, BBH Select Series - Mid Cap Fund, and BBH Partner Fund - Small Cap Equity (collectively, the "Funds"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements.

We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2021, and for the period from July 31, 2021 (date of our last examination of the Funds) through October 31, 2021 for the BBH Select Series - Large Cap Fund, BBH Limited Duration Fund, BBH Partner Fund - International Equity, BBH Intermediate Municipal Bond Fund, BBH Income Fund, BBH U.S. Government Money Market Fund, and BBH Partner Fund - Select Short Term Assets, and for the period from August 31, 2021 (date of our last examination of the Funds) through October 31, 2021 for the BBH Select Series - Mid Cap Fund and BBH Partner Fund -
Small Cap Equity.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2021, with respect to securities reflected in the investment accounts of the Funds.


ON BEHALF OF:
BBH Trust



/s/ Charles Schreiber
Charles Schreiber
Treasurer and Principal Financial Officer
BBH Trust


/s/ Jean-Pierre Paquin
Jean-Pierre Paquin
President and Principal Executive Officer
BBH Trust